Brock Securities LLC
(SEC I.D. No. 8-65467)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Statement of Financial Condition

As of December 31, 2023

(Including Report of Independent Registered Public Accounting Firm)

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65467

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brock Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 Park Avenue - 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles L Brock	212-209-3000	cbrock@brockcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles L Brock, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brock Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LENORE A. MARKS
Notary Public, State of New York
No. 01MA0006257
Qualified in New York County
Commission Expires April 25, 2027

Signature: [signature]

Title:
Chairman

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BROCK SECURITIES LLC
REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2023

Contents

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: **609-570-5526**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Brock Securities LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Brock Securities LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Brock Securities LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brock Securities LLC's management. My responsibility is to express an opinion on Brock Securities LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Brock Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as Brock Securities LLC's auditor since 2023.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 20, 2024

BROCK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$ 94,705
Other assets	11,318
Total Assets	$ 106,023

LIABILITIES AND MEMBER EQUITY

Accrued expenses	$ 37,942
Due to related party	194
Total Liabilities	38,136
Commitments and contingencies (Note 8)	
Member equity	67,887
Total Liabilities and Member Equity	$ 106,023

The accompanying footnotes are an integral part of this financial statement.

BROCK SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE 1 – ORGANIZATION AND OPERATIONS:

Brock Securities LLC (The "Company"), a limited liability company, was organized in the state of Delaware on July 13, 2002. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers ("Topic 606"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. For the year ended December 31, 2023 the company did not record any revenues.

Accounts Receivable
The Company recognizes revenue from advisory services in the period when all performance obligations have been satisfied are earned and are reasonably assured as collectible. Accounts receivable is reviewed periodically. The Company's accounts receivable balance at December 31, 2023 was $0.

Allowance for Doubtful Accounts
To provide for losses from bad debts, the allowance is provided according to the actual default amount. In December 2023, the Company did not have accounts receivable and incurred no bad debt.

NOTE 3 - NET CAPITAL:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $56,569 at December 31, 2023, which exceeds required net capital of $5,000 by $51,569.

The Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this Rule.

NOTE 4 – SIGNIFICANT GROUP CONCENTRATION OF RISK:

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company maintains cash balances at financial institutions that, at various times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

NOTE 5 – RELATED PARTY TRANSACTIONS:

The Company has an expense sharing agreement with the Parent to share the personnel, administrative service and use of office space related to the Company's operation. As of December 31, 2023, the Company owed the parent $194. During 2023, the Company incurred fees of $115,500. The Company accounts for its lease arrangement through the expense sharing agreement as a short-term lease and does not recognize a right of use asset nor corresponding liability.

During 2023, the Company received a capital contribution in the form of an accounts payable forgiveness and a cash contribution from its Parent in the amount of $502,810.

NOTE 6 – PROVISIONS FOR INCOME TAXES:

The Company was organized as a sole member LLC and as such, no provision for federal and state taxes have been made since the Company in not a taxable entity. The member is liable for the taxes on the Company's income or loss.

The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of the tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2023 management has determined that there are no material uncertain income tax positions.

NOTE 7 – COMMITMENTS AND CONTINGENCIES:

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2023 or during the year then ended.

NOTE 8 – Litigation

From time to time the Company is the subject of litigation and inquires from Regulatory Agencies (various routine and special examinations) and arbitration claims. To date no proceedings have been brought by the Regulator with respect to any inquiry or other matter.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated all events or transactions that occurred after December 31, 2023 through February 20 2024, which is the date that these financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.